Financial Statements

Caribbean Smooth LLC
For the Years Ended December 31, 2019 and 2018

(Unaudited Financials)

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
5/3 Checking	6,211.16
5/3 Money Market	39,635.13
Wells Fargo Business Checking	90.30
Total Bank Accounts	**45,936.59**
Other Current Assets	
Inventory	51,973.50
Loan Costs	8,497.50
Total Other Current Assets	**60,471.00**
Total Current Assets	**106,407.59**
Fixed Assets	
Accumulated Amortization	-9,096.62
Start-Up Costs	28,756.97
Total Fixed Assets	**19,660.35**
TOTAL ASSETS	**$126,067.94**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Loan – S. Cooper	20,000.00
Notes Payable	195,929.34
Total Long-Term Liabilities	**215,929.34**
Total Liabilities	**215,929.34**
Equity	
Members' Equity	-22,366.72
Net Income	-67,494.68
Total Equity	**-89,861.40**
TOTAL LIABILITIES AND EQUITY	**$126,067.94**

Profit and Loss

January - December 2018

	Total
INCOME	
Sales	97,652.48
Total Income	**97,652.48**
COST OF GOODS SOLD	
Cost Of Goods Sold	76,890.93
Total Cost of Goods Sold	**76,890.93**
GROSS PROFIT	**20,761.55**
EXPENSES	
Advertising	2,360.91
Bank Charges	625.11
Commissions & fees	75.00
Cost of Labor	240.00
Dues & Subscriptions	215.20
Insurance	4,081.43
Interest Expense	18,428.34
Legal & Professional Fees	4,407.74
Meals and Entertainment	1,483.45
Office Expenses	1,067.04
Promotional	24,979.25
Rent or Lease	1,094.53
Research & Development	123.00
Shipping, Freight & Delivery	235.55
Stationery & Printing	154.36
Supplies	3,430.32
Taxes & Licenses	654.22
Telephone/Internet	2,744.46
Travel	11,489.93
Travel Meals	387.98
Utilities	589.94
Warehouse	82.58
Wholesaler Sales	4,673.29
Total Expenses	**83,623.63**
NET OPERATING INCOME	**-62,862.08**
OTHER INCOME	
Interest Earned	160.85
Total Other Income	**160.85**
OTHER EXPENSES	
Amortization Expense	4,749.63
Miscellaneous	43.82
Total Other Expenses	**4,793.45**
NET OTHER INCOME	**-4,632.60**
NET INCOME	**$ -67,494.68**

Changes in Members’ Equity

January - December 2018

	Members’ Equity
BALANCE AT DECEMBER 31, 2017	**-14,625.70**
Member Withdrawals	-7,741.02
Net loss	-67,494.68
BALANCE AT DECEMBER 31, 2018	**$-89,861.40**

Statement of Cash Flows

January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-67,694.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	200.00
Inventory	70,669.75
Accumulated Amortization	4,749.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**75,619.38**
Net cash provided by operating activities	**7,924.70**
FINANCING ACTIVITIES	
Notes Payable	-14,787.24
Members' Equity	-7,741.02
Net cash provided by financing activities	**-22,528.26**
NET CASH INCREASE FOR PERIOD	**-14,603.56**
Cash at beginning of period	60,540.15
CASH AT END OF PERIOD	**$45,936.59**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
5/3 Checking	2,514.75
5/3 Money Market	8,169.33
Wells Fargo Business Checking	196.88
Total Bank Accounts	**10,880.96**
Other Current Assets	
Inventory	23,740.98
Loan Costs	8,497.50
Total Other Current Assets	**32,238.48**
Total Current Assets	**43,119.44**
Fixed Assets	
Accumulated Amortization	-13,846.62
Start-Up Costs	28,756.97
Total Fixed Assets	**14,910.35**
TOTAL ASSETS	**$58,029.79**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Loan – S. Cooper	20,000.00
Notes Payable	194,511.29
Total Long-Term Liabilities	**214,511.29**
Total Liabilities	**214,511.29**
Equity	
Members' Equity	-89,861.40
Net Income	-66,620.10
Total Equity	**-156,481.50**
TOTAL LIABILITIES AND EQUITY	**$58,029.79**

Profit and Loss

January - December 2019

	Total
INCOME	
Sales	33,743.83
Total Income	**33,743.83**
COST OF GOODS SOLD	
Cost Of Goods Sold	28,232.52
Total Cost of Goods Sold	**28,232.52**
GROSS PROFIT	**5,511.31**
EXPENSES	
Advertising	1,444.12
Bank Charges	350.65
Charitable Donations	150.00
Cost of Labor	276.62
Dues & Subscriptions	153.03
Equipment	103.67
Insurance	3,990.35
Interest Expense	18,830.75
Legal & Professional Fees	3,708.33
Meals and Entertainment	1,900.59
Office Expenses	261.97
Promotional	9,539.64
Rent or Lease	9,281.00
Research & Development	465.75
Shipping, Freight & Delivery	422.23
Supplies	2,750.20
Taxes & Licenses	641.68
Telephone/Internet	2,755.16
Travel	7,364.27
Travel Meals	106.20
Utilities	873.29
Warehouse	1,928.25
Total Expenses	**67,297.75**
NET OPERATING INCOME	**-61,786.44**
OTHER INCOME	
Interest Earned	29.35
Total Other Income	**29.35**
OTHER EXPENSES	
Amortization Expense	4,750.00
Miscellaneous	113.01
Total Other Expenses	**4,863.01**
NET OTHER INCOME	**-4,833.66**
NET INCOME	**$ -66,620.10**

Changes in Members' Equity

January - December 2019

	Members' Equity
BALANCE AT DECEMBER 31, 2018	**$-89,861.40**
Net loss	-66,620.10
BALANCE AT DECEMBER 31, 2019	**$-156,481.50**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-66,620.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	28,232.52
Accumulated Amortization	4,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,982.52**
Net cash provided by operating activities	**-33,637.58**
FINANCING ACTIVITIES	
Notes Payable	-1,418.05
Net cash provided by financing activities	**-1,418.05**
NET CASH INCREASE FOR PERIOD	**-35,055.63**
Cash at beginning of period	45,936.59
CASH AT END OF PERIOD	**$10,880.96**

Caribbean Smooth, LLC
Notes to the Financial Statement
December 31, 2019 and 2018

1. Summary of Significant Accounting Policies

The Company

Caribbean Smooth, LLC (the Company) was founded in the state of Georgia in March 2014. The Alcohol Tobacco Trade and Tax Bureau issued Caribbean Smooth a Federal Basic Permit in August 2014 allowing the company to conduct business in the alcohol industry as a supplier. This license allows the company to buy and resell spirits to other wholesalers/distributors in the United States and its territories.

During 2017, 2018, and 2019 the company successfully tested the Georgia, Alabama & Caribbean markets, selling 3,000 cases during a 24-month time frame. During this time, the company also secured $221,000 through an SBA loan program and raised an additional $46,000 through crowdfunding and personal savings to build the business and complete our first production run for the proof of concept.

Sales dropped off significantly in 2019 following the conclusion of our market test and as inventory, marketing money and overall cash flow ran low.

Fiscal Year

The company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, global competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, and 2018, the Company is operating as a going concern.

1. Summary of Significant Accounting Policies (Continued)

Accounts Receivables
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment 30-90 days after deliverables. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2019, and 2018 the Company had $0 in accounts receivables.

Inventory
Inventories are stated at cost. At December 31, 2019, the balance of inventory related to finished goods was $23,741. At December 31, 2018 the balance of inventory related to finished goods was $51,974.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Caribbean Smooth, LLC
Notes to the Financial Statement
December 31, 2019 and 2018

1. Summary of Significant Accounting Policies (Continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Income Taxes
The Company has elected to be treated as a partnership for federal income tax purposes. Pursuant to the Internal Revenue Code, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal or State income taxes.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $33,744 and $97,652, respectively.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes
The Company has issued one promissory note. In 2014, a promissory note was issued for a total of $20,000, with 10% APR and maturity date extended to 2021.

4. Equity
The Company has authorized 2,500,000 units of which 2,300,000 shall be designated voting Class A Units and (ii) 200,000 shall be designated non–voting Class B Units. The Board of Managers, shall have the authority without Member action to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units (including the vote of the Investors voting as a separate class). A total of 1,406,000 Class A and Class B units have been issued at December 31, 2019.

5. Note Payable

After inception, Access to Capital for Entrepreneurs provided an SBA(7a) loan to the Company valued at $194,511 and $195,929 as of December 31, 2019 and 2018 respectively. Interest is accrued annually at the applicable federal rate. There are minimum monthly payments of $2,934 and maturity date of March 2027.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 24, 2014 and has established and presence and operations in the United States and overseas. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

The Company has evaluated subsequent events through September 9, 2020, the date through which the financial statement was available to be issued. The company has minimized operations in calendar year 2020 due to the COVID-19 pandemic, while raising capital to go to market. There are no additional events that require additional disclosure.